UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 22, 2025

(Date of earliest event reported)

Qorvo, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36801	46-5288992
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7628 Thorndike Road, Greensboro, North Carolina 27409-9421

(Address of principal executive offices)

(Zip Code)

(336) 664-1233

Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value	QRVO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 22, 2025, in connection with the planned merger between Qorvo, Inc. (the “Company”) and Skyworks Solutions, Inc. (“Skyworks”), the Compensation Committee of the Board of Directors of the Company approved the Company’s entry into a retention bonus agreement with Grant A. Brown, the Company’s Senior Vice President and Chief Financial Officer (the “Retention Bonus Agreement”).

Pursuant to the Retention Bonus Agreement, Mr. Brown will receive a cash retention payment in an amount equal to $986,226 (the “Retention Bonus”), sixty percent (60%) of which will be payable upon the consummation of the merger (the “Closing”) and forty percent (40%) of which will be payable upon the six-month anniversary of the Closing, in each case, subject to Mr. Brown’s continued employment through such dates. If Mr. Brown’s employment is terminated by Qorvo, Skyworks or a successor of Qorvo or Skyworks without cause or by Mr. Brown with good reason (each, as defined in the Retention Bonus Agreement) prior to a payment date, the Retention Bonus shall be payable upon such termination of employment.

The foregoing description does not purport to be complete and is subject to, and qualified in its entirety by, the full text of such arrangement, a copy of which will be attached as an exhibit to the Company’s Quarterly Report on Form 10-Q filed for the quarter ending December 27, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Qorvo, Inc.

By:	/s/ Robert A. Bruggeworth
Robert A. Bruggeworth
President and Chief Executive Officer

Date: November 28, 2025